SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

RAMACO RESOURCES, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

75134P 303
(CUSIP Number)

Bryan H. Lawrence
Yorktown Partners LLC
410 Park Avenue
20th Floor
New York, New York 10022
(212) 515-2112

Copies to:
Jesse E. Betts
Akin Gump Strauss Hauer & Feld LLP
2300 North Field Street, Suite 1800
Dallas, Texas 75201-4675
(214) 969-2779
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 3, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 204.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of the cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75134P 303
1	NAMES OF REPORTING PERSONS
YORKTOWN ENERGY PARTNERS IX, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
7,609,440

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
7,609,440

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,609,440

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.3% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)
Based on 44,109,366 shares of common stock, par value $0.01 per share (“Common Stock”) of Ramaco Resources, Inc. (the “Company”) issued and outstanding as of November 1, 2021, as set forth in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2021, filed with the Securities and Exchange Commission (the “SEC”) on November 2, 2021.

CUSIP No. 75134P 303
1	NAMES OF REPORTING PERSONS
YORKTOWN IX COMPANY LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
7,609,440

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
7,609,440

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,609,440 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.3% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)
These securities are directly held by Yorktown Energy Partners IX, L.P. (“Yorktown IX”). Yorktown IX Company LP is the sole general partner of Yorktown IX. As a result, Yorktown IX Company LP may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the shares owned by Yorktown IX. Yorktown IX Company LP disclaims beneficial ownership of the securities owned by Yorktown IX in excess of its pecuniary interests therein.

(2)
Based on 44,109,366 shares of Common Stock of the Company issued and outstanding as of November 1, 2021, as set forth in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2021, filed with the SEC on November 2, 2021.

CUSIP No. 75134P 303
1	NAMES OF REPORTING PERSONS
YORKTOWN IX ASSOCIATES LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
7,609,440

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
7,609,440

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,609,440 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.3% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
These securities are directly held by Yorktown IX. Yorktown IX Company LP is the sole general partner of Yorktown IX and Yorktown IX Associates LLC is the sole general partner of Yorktown IX Company LP. As a result, Yorktown IX Associates LLC may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the shares owned by Yorktown IX. Yorktown IX Company LP and Yorktown IX Associates LLC disclaim beneficial ownership of the securities owned by Yorktown IX in excess of their pecuniary interests therein.

(2)
Based on 44,109,366 shares of Common Stock of the Company issued and outstanding as of November 1, 2021, as set forth in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2021, filed with the SEC on November 2, 2021.

This Amendment No. 5 amends the Schedule 13D with respect to the shares of common stock, par value $0.01 per share (“Common Stock”), of Ramaco Resources, Inc., a Delaware corporation (the “Issuer”), previously filed by Yorktown Energy Partners IX, L.P., a Delaware limited partnership (“Yorktown IX”), Yorktown IX Company LP, a Delaware limited partnership (“Yorktown IX Co”), and Yorktown IX Associates LLC, a Delaware limited liability company (“Yorktown IX Associates” and together with Yorktown IX and Yorktown IX Co, the “Reporting Persons”) with the SEC on February 21, 2017, as amended by Amendment No. 1 thereto filed with the SEC on October 22, 2018, as further amended by Amendment No. 2 thereto filed with the SEC on March 28, 2019, as further amended by Amendment No. 3 filed with the SEC on May 31, 2019, as further amended by Amendment No. 4 filed with the SEC on November 8, 2021 (the “Schedule 13D”). Capitalized terms used herein without definition shall have the meanings given to such terms in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Subparagraphs a, b and c of Item 5 in the Schedule 13D are amended and restated in their entirety by the following:

(a) As of March 3, 2022, each of the Reporting Persons beneficially owns 7,609,440 shares of Common Stock of the Issuer, representing 17.3% of the issued and outstanding shares of Common Stock of the Issuer (based on 44,109,366 shares of Common Stock of the Company issued and outstanding as of November 1, 2021, as set forth in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2021, filed with the SEC on November 2, 2021). Each Reporting Person disclaims beneficial ownership of the reported Common Stock except to the extent of such Reporting Person’s pecuniary interest therein, and this statement shall not be deemed an admission that such Reporting Person is the beneficial owner of the reported Common Stock for the purposes of Section 13(d) of the Exchange Act or any other purpose.

(b) As of March 3, 2022, Yorktown IX directly owns 7,609,440 shares of Common Stock of the Issuer. Yorktown IX Co is the sole general partner of Yorktown IX. Yorktown IX Associates is the sole general partner of Yorktown IX Co. Yorktown IX Associates has the sole power to cause Yorktown IX Co to cause Yorktown IX to vote or direct the vote or to dispose or direct the disposition of the shares owned by Yorktown IX.

(c) On March 3, 2022, Yorktown IX distributed in-kind, on a pro rata basis and for no additional consideration, in accordance with its limited partnership agreement, an aggregate of 1,350,000 shares of Common Stock of the Issuer, to its limited and general partners (the “First Distribution”). Upon the consummation of the First Distribution by Yorktown IX, Yorktown IX Co distributed in-kind, on a pro rata basis and for no additional consideration, in accordance with its limited partnership agreement, all 20,249 shares of Common Stock of the Issuer received in the First Distribution to its limited and general partners (the “Subsequent Distribution”). Upon the consummation of the Subsequent Distribution by Yorktown IX Co, Yorktown IX Associates distributed in-kind, on a pro rata basis and for no additional consideration, in accordance with its operating agreement, all 105 shares of Common Stock of the Issuer received in the Subsequent Distribution to its members.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 7, 2022

YORKTOWN ENERGY PARTNERS IX, L.P.

By:	Yorktown IX Company LP,
its general partner

	By:	Yorktown IX Associates LLC,
its general partner

		By:	/s/ Bryan H. Lawrence
Bryan H. Lawrence, Manager

YORKTOWN IX COMPANY LP

By:	Yorktown IX Associates LLC,
its general partner

	By:	/s/ Bryan H. Lawrence
Bryan H. Lawrence, Manager

YORKTOWN IX ASSOCIATES LLC

By:	/s/ Bryan H. Lawrence
Bryan H. Lawrence, Manager